

101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Certificateholder Monthly Distribution Summary

Class	Cusip	Class Description	Certificate Rate Type	Beginning Balance	Pass Through Rate (%)	Principal Distribution	Interest Distribution	Total Distribution	Current Realized Losses	Ending Balance	Cumulative Realized Losses
Note	32051GZ73	Senior	Var-Act/360	281,279,793.45	5.482500	6,908,958.16	1,242,260.49	8,151,218.64	0.00	274,370,835.29	0.00
EQ INT		Residual	Var-Act/360	0.00	0.000000	0.00	0.00	0.00	0.00	0.00	0.00
Totals				281,279,793.45		6,908,958.16	1,242,260.49	8,151,218.64	0.00	274,370,835.29	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
                 212-815-3235
Associate: William Herrmann
                 212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Principal Distribution Detail

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Scheduled Principal Distribution	Net Principal Distribution	Current Realized Losses	Ending Certificate Balance	Ending Certificate Factor
Note	32051GZ73	299,800,000.00	281,279,793.45	6,908,958.16	6,908,958.16	0.00	274,370,835.29	0.91517957068
EQ INT		0.00	0.00	0.00	0.00	0.00	0.00	0.00000000000
Totals		299,800,000.00	281,279,793.45	6,908,958.16	6,908,958.16	0.00	274,370,835.29	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Interest Distribution Detail

Class	Beginning Certificate Balance	Pass Through Rate (%)	Current Interest	Interest Carryforward Amount	Deferred Interest	Total Interest Due	Net Rate Carryover Paid	Net Interest Shortfall	Interest Paid	Interest Carryforward After Dist.	Net Rate Carryover After Dist.
Note	281,279,793.45	5.482500	1,242,260.49	0.00	0.00	1,242,260.49	0.00	0.00	1,242,260.49	0.00	0.00
EQ INT	0.00	0.000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Totals	281,279,793.45		1,242,260.49	0.00	0.00	1,242,260.49	0.00	0.00	1,242,260.49	0.00	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Current Payment Information
Factors per $1,000

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Principal Distribution	Interest Distribution	Ending Certificate Balance	Pass Through Rate (%)
Note EQ INT	32051GZ73	299,800,000.00 0.00	938.224794687 0.000000000	23.045224005 0.000000000	4.143630713 0.000000000	915.179570682 0.000000000	5.482500 0.000000
Totals		299,800,000.00	938.224794696	23.045224016	4.143630720	915.179570680	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
              212-815-3235
Associate: William Herrmann
              212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Pool Level Data

Distribution Date		7/25/06
Cut-off Date		3/ 1/06
Record Date		6/30/06
Determination Date		7/18/06
Accrual Period 30/360	Begin	6/ 1/06
	End	7/ 1/06
Number of Days in 30/360 Accrual Period		30
Accrual Period Actual Days	Begin	6/26/06
	End	7/25/06
Number of Days in Actual Accrual Period		29

Interest Details on Classes

One-Month Libor Rate	5.32250%
Available Funds Rate	7.53000%
Class A Coupon	5.48250%
Libor Carryover Amount Paid	0.00
Libor Carryover Amount Remaining	0.00

Collateral Detail

Original Mortgage Loan Details

Original Aggregate Loan Count	6,043
Original Stated Principal Balance	299,803,477.46
Original Weighted Average Mortgage Rate	7.56382%
Original Weighted Average Net Mortgage Rate	7.05782%
Original Weighted Average Remaining Term	233
Original Invested Amount	299,803,477.46

Current Mortgage Loan Details

Beginning Aggregate Loan Count	5,547
Ending Aggregate Loan Count	5,376
Beginning Pool Stated Principal Balance	282,451,127.84
Principal Collected	19,453,954.68
Draws	13,109,264.48
Charge Offs	0.00
Ending Pool Stated Principal Balance	276,106,437.64
Beginning Invested Amount	282,451,127.84
Ending Invested Amount	276,106,437.64



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
                  212-815-3235
Associate: William Herrmann
                  212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Beginning Weighted Average Mortgage Rate	8.32050%
Beginning Weighted Average Net Mortgage Rate	7.63881%
Ending Weighted Average Mortgage Rate	8.51169%
Ending Weighted Average Net Mortgage Rate	7.81434%
Beginning Weighted Average Remaining Term to Maturity	230
Ending Weighted Average Remaining Term to Maturity	229

Collections

Interest Collections

Interest Collected	1,958,444.75
Net Recoveries	0.00
Other Amounts Allocated to Interest	0.00
Total Interest Collections	1,958,444.75
Less: Servicer Fee	117,687.97
Total Net Interest Collections	1,840,756.78

Principal

Principal Collected	19,453,954.68
Other amounts allocated to Principal	0.00
Total Principal Collections	19,453,954.68

Investor Amounts

Beginning Investor Amount	282,451,127.84
Floating Allocation Percentage	100.000%
Net Interest Collections	1,840,756.78
Invested Interest Collections	1,840,756.78
Principal Collections	19,453,954.68
Principal Draws	13,109,264.48
Investor Principal Distribution Amount	6,344,690.20
Investor Charge Offs	0.00
Ending Investor Amount	276,106,437.64

Rapid Amortization Event	NO	

Prior to March 2011, the Investor Principal Distribution Amount will be excess of Prin Collected over Draws, if any.
The Investor Principal Distribution Amount shall be reduced by the OC Reduction Amount, if any.



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Distribution Account	
Beginning Balance	0.00
Deposits	
Available Funds	8,185,446.98
Other Deposits Required by the SSA	0.00
Total Deposits	8,185,446.98
Withdrawals	
To the Trustee, the Trustee Fee	1,412.26
To the Insureer, the Premium	32,816.08
To the Classes, Principal and Interest	8,151,218.64
Total Withdrawals	8,185,446.98
Ending Balance	0.00

Mortgage Prepayment Details	
Aggregate Pool Prepayment Amount (Gross)	19,453,954.68
Gross CPR	57.52893%
Aggregate Pool Prepayment Amount (Net)	6,344,690.20
Net CPR	23.86250%
Draw Amount	13,109,264.48
Draw Rate	43.46381%

Fees of the Trust	
Gross Master Servicing Fee	117,687.97
Net Master Servicing Fee	117,687.97
Trustee Fee	1,412.26
Excess Master Servicing Compensation	0.00
Bond Insurance Premium	32,816.08
Total Net Loan Fees	151,916.31

Servicer Advances	
Principal Advances	0.00
Interest Advances	0.00
Total Advances	0.00
Advances made with Regard to the Mortgage Loans Other than Prinicpal and Interest on Delinquent Payments	NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Collateral Tests	

Delinquency Step-Down Test

Rolling Delinq Pct	0.000%
Delinq Step-Down Trigger	8.000%
Pass Delinq Test	YES

Cumulative Charge-Off Step-Down Test

Cumu Charge-Off Pct	0.000%
Cumu Charge-Off Pct Test	0.000%
Pass Cumu Charge-Off Pct Test	YES

Excess Spread Step Up Event

Three Month Rolling Avg Excess Spread	2.451%
Has Excess Spread Step Up Event Occurred	NO

Specified OC Amount	

Step-Down Date	NO
Step-Down Test Satisfied	YES
Excess Spread Step Up Event, Cond 1	NO
Excess Spread Step Up Event, Cond 2	NO
Base OC Amount	5,696,266.07
Step Down Base OC Amount	0.00
Step Up Base OC Amount, Cond1	0.00
Step Up Base OC Amount, Cond2	0.00
Specified OC Amount	5,696,266.07

OC Details	

Specified OC	5,696,266.07
Excess Spread	564,267.96
Excess Spread Distributable	0.00
Excess OC	0.00
OC Reduction	0.00
Ending OC Amount	1,735,602.35
Ending OC Deficiency	3,960,663.72

OC building begins in May 2006



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
              212-815-3235
Associate: William Herrmann
              212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

	Delinquency Information

Delinquency Information

		30-59 Days				60-89 Days				90+ Days		
	Count	**Count %**	**Balance**	**Balance %**	**Count**	**Count %**	**Balance**	**Balance %**	**Count**	**Count %**	**Balance**	**Balance %**
Group 1	4	0.07440%	382,880.46	0.13867%	0	0.00000%	0.00	0.00000%	2	0.03720%	341,577.95	0.12371%

		Foreclosure				Bankruptcy				REO		
	Count	**Count %**	**Balance**	**Balance %**	**Count**	**Count %**	**Balance**	**Balance %**	**Count**	**Count %**	**Balance**	**Balance %**
Group 1	0	0.00000%	0.00	0.00000%	0	0.00000%	0.00	0.00000%	0	0.00000%	0.00	0.00000%

	Realized Loss Detail

Current Period Realized Losses	0.00
Cumulative Realized Losses	0.00
Total Liquidated Loan Balance	0.00
Total Liquidated Proceeds	0.00
Subsequent Recoveries	0.00

Group	**Loan ID**	**Liquidation Balance**	**Liquidation Proceeds**	**Realized Loss**
Group I	N/A			

	Material Changes to Pool Assets Disclosure

Material Modifications, extensions or waivers to pool asset tems, fees, penalties or payments	NONE
Material breaches of pool asset representations or warranties or transaction convenants	NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Issuance Coupon			Number of Items	Percent of Items	Principal Balance	Percent of Balance
<=		5.000000000000	0	0.000	0.00	0.000
5.000000000000	-	5.501000000000	0	0.000	0.00	0.000
5.501000000000	-	6.001000000000	0	0.000	0.00	0.000
6.001000000000	-	6.501000000000	0	0.000	0.00	0.000
6.501000000000	-	7.001000000000	264	4.768	18,284,378.67	6.622
7.001000000000	-	7.501000000000	2118	38.252	108,019,364.77	39.122
7.501000000000	-	8.001000000000	1063	19.198	76,247,021.72	27.615
8.001000000000	-	8.501000000000	1113	20.101	38,850,057.29	14.071
8.501000000000	-	9.001000000000	337	6.086	12,247,348.22	4.436
9.001000000000	-	9.501000000000	372	6.718	12,028,490.04	4.356
9.501000000000	-	10.001000000000	124	2.239	5,666,837.31	2.052
10.001000000000	-	10.501000000000	88	1.589	3,194,846.05	1.157
10.501000000000	-	11.001000000000	18	0.325	565,565.81	0.205
11.001000000000	-	11.501000000000	34	0.614	885,546.47	0.321
11.501000000000	-	12.001000000000	5	0.090	105,060.24	0.038
12.001000000000	-	12.501000000000	1	0.018	11,921.05	0.004
>		12.501000000000	0	0.000	0.00	0.000
Wgt Ave / Total:			**5537**	**100.000**	**276,106,437.64**	**100.000**

Update Term			Number of Items	Percent of Items	Principal Balance	Percent of Balance
<=		120	0	0.000	0.00	0.000
120	-	180	4	0.072	114,301.09	0.041
180	-	300	5528	99.837	275,691,481.57	99.850
300	-	360	5	0.090	300,654.98	0.109
>		360	0	0.000	0.00	0.000
Wgt Ave / Total:			**5537**	**100.000**	**276,106,437.64**	**100.000**